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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  June 3, 2002


                                Centerpulse Ltd.
                                ----------------
                       [formerly named Sulzer Medica Ltd]
                       ----------------------------------
                 (Translation of Registrant's Name Into English)

                                Andreasstrasse 15
                                   8050 Zurich
                                   Switzerland
                    (Address of Principal Executive Offices)


      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F  [X]    Form 40-F  [ ]

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes  [ ]    No  [X]

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)




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Centerpulse Ltd. is filing this Report on Form 6-K regarding settlement of certain class action litigation and to furnish the press release which was made public on May 31, 2002, and is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibit 99.1 News Release - Centerpulse Approves Settlement with Minimal Number of Opt Outs





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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CENTERPULSE LTD.


Date: June 3, 2002                        /s/ DAVID S. WISE
                                          -------------------------------------
                                          David S. Wise
                                          Authorized Representative




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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

 99.1 News Release - Centerpulse Approves Settlement with Minimal Number of Opt Outs